December 7, 2015 On behalf of everyone at Home Federal Bank, we want to thank you for banking with us and allowing us the opportunity to serve you. As you may have already heard, an agreement is in place for Home Federal to merge* with Great Western Bank. Great Western Bank was established 80 years ago and has grown to 158 banking locations in seven states. Today, Great Western Bank is the 7th largest U.S. farm lender. Great Western Bank holds a strong balance sheet. Financial statistics for the year ended September 30, 2015 include:  Total assets of $9.8 billion and total capital of nearly $1.5 billion.  Great Western Bank holds nearly 12.1% total risk based capital, above the regulatory requirement of 10% to be considered ‘well capitalized’.  Great Western Bank’s parent company, Great Western Bancorp, Inc., is a Top 20 Midwest bank holding company with stock trading on the New York Stock Exchange (NYSE:GWB).  Great Western Bank is a leading regional bank with a deep product offering that includes commercial and business banking, agribusiness, personal banking, consumer and mortgage loans, and wealth management. The Great Western Bank culture of Making Life Great is consistent with Home Federal’s values and philosophy. Our organizations and management teams share a commitment of putting the needs of our customers and communities first. Visit us online at www.GreatWesternBank.com/about-us/ to learn more about Great Western Bank. Home Federal and Great Western Bank are committed to helping you succeed financially. The transaction is expected to close in the second quarter of 2016. In the coming months you will receive additional information regarding the benefits of being part of the Great Western Bank family. You can feel confident knowing you will be informed on any changes before they happen. Again, thank you for your business. If you have questions or concerns, please call or stop in to visit with your Home Federal banker. We look forward to continuing to earn your business and are excited about what the future holds. Included, please find a Fact Sheet for Great Western Bank. Sincerely, Stephen M. Bianchi Ken Karels President & CEO President & CEO Home Federal Bank Great Western Bank *Merger is contingent upon regulatory and shareholder approval. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 0-19972 Date: November 30, 2015

Great Western Bancorp, Inc.™

NYSE: GWB
INVESTOR FACT SHEET
September 30, 2015



Great Western Bancorp, Inc. is the bank holding company for Great Western Bank, a full-service regional bank focused on relationship-based business and agribusiness banking.

Company Highlights

- $9.8 billion in total assets as of September 30, 2015
- Headquartered in Sioux Falls, South Dakota
- Top 20 Midwest bank holding company
- 7th largest U.S. farm lender
- 158 banking branches across seven states
- Big-bank capabilities, small-bank service

Financial Information

As of October 26, 2015

Exchange: NYSE: GWB
Closing Price: $26.10
52-week Range: $19.11 - $27.53
Shares Outstanding: 55.22 million
Market Capitalization: $1.44 billion
P/E (trailing): 13.7x
4Q FY15 Dividend: $0.14 per share
Credit Ratings: Kroll Senior Unsecured BBB+ (Holding Company), A- (Bank)

Analyst Coverage

Deutsche Bank, Dave Rochester
Bank of America/Merrill Lynch, Ebrahim Poonawala
J.P. Morgan, Preeti Dixit
RBC Capital, Jon Arfstrom
Keefe, Bruyette & Woods, Damon DelMonte
Sandler O'Neill, Tim O'Brien
Macquarie, Russell Gunther
Stephens, Erik Zwick

This report, which was prepared by Great Western Bancorp, Inc., contains statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are qualified in their entirety by the cautionary language set forth in Great Western Bancorp, Inc.'s filings with the Securities and Exchange Commission.

Key Investment Characteristics

- Sustained, strong net income growth
- Focused on business banking; emphasis on agribusiness sector
- Proven track record of strong, disciplined growth and a highly efficient operating model
- Robust risk management and strong credit quality
- Well-diversified loan portfolio
- Strong capital position
- Skilled management team with local market experience

Financial Highlights

- FY15 net income of $109.1 million represents 1.12% return on average assets
- Focused expense control drove superior efficiency ratio of 48% for FY15

Demonstrated Earnings Growth



$45
$54
$63
$73
$96
$105
$109
49%
48%
51%
53%
51%
50%
48%
FY09
FY10
FY11
FY12
FY13
FY14
FY15
Net Income ($MM)
Efficiency Ratio

Capital



13.7%
13.8%
12.9%
12.1%
7.8%
8.2%
8.2%
8.3%
11.9%
12.4%
11.8%
10.9%
FY12
FY13
FY14
FY15
Tier 1 Capital Ratio
Total Capital Ratio
TCE/TA

Total Loans ($MM)

+7.9% FYTD



$6,139
$6,363
$6,787
$7,325
FY12
FY13
FY14
FY15

Deposits ($MM)

+4.7% FYTD



$6,885
$6,948
$7,052
$7,387
0.68%
0.48%
0.36%
0.32%
FY12
FY13
FY14
FY15
Deposits
Cost of Deposits

Management Team

Ken Karels
President & CEO

Peter Chapman
Executive VP & CFO

Steve Ulenberg
Executive VP & CRO

Donald Straka
General Counsel

Doug Bass
Regional President

Bryan Kindopp
Regional President

Cheryl Olson
Head of Marketing and Learning & Development

Andy Pederson
Head of People & Culture

Allen Shafer
Executive VP – Support Services

Contact Information

Cheryl Olson, 605.336.5681
Cheryl.Olson@GreatWesternBank.com

Ann Nachtigal, 605.988.9217
Ann.Nachtigal@GreatWesternBank.com

David Hinderaker, 605.988.9253
David.Hinderaker@greatwesternbank.com

Headquarters:
Great Western Bank
100 N. Phillips Avenue
Sioux Falls, SD 57104

Great Western Bancorp, Inc.

Specialized Agribusiness Expertise

- 25% of loan portfolio is Agribusiness lending
- 7th largest U.S. farm lender with 79 years of experience



36%
27%
16%
6%
2%
13%
GRAINS
BEEF CATTLE
DAIRY
HOGS
COTTON
OTHER

As of September 30, 2015

Focus on Business Banking

- 14% CAGR in loan portfolio from FY2009–FY2015



1.5%
12.1%
13.2%
21.9%
3.5%
15.3%
16.7%
3.3%
12.5%
AGRIBUSINESS REAL ESTATE
AGRIBUSINESS OPERATING
COMMERCIAL & INDUSTRIAL
CONSTRUCTION & DEVELOPMENT
OWNER OCCUPIED CRE
NON-OWNER OCCUPIED CRE
MULTIFAMILY RESIDENTIAL REAL ESTATE
RESIDENTIAL REAL ESTATE
CONSUMER & OTHER

As of September 30, 2015

Experienced Management Team with Local Market Experience

- CEO has 38 years in-market experience
- Management team has a combined total of 253 years of in-market and international banking experience



South Dakota
Nebraska
Iowa
Colorado
Kansas
Missouri
Arizona

Great Western Bank Footprint

©2015, Great Western Bank
GreatWesternBank.com

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S- 4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward- looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.